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                     UNITED STATES                     OMB APPROVAL
           SECURITIES AND EXCHANGE COMMISSION     OMB Number: 3235-0145
                WASHINGTON, D.C. 20549            Expires:    December 31, 1997
                                                  Estimated average burden
                                                  hours per response .... 14.90

                     SCHEDULE 13G

 INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
       UNDER THE SECURITIES EXCHANGE ACT OF 1934
                  (AMENDMENT NO. 1)*

       Integrated Measurement Systems, Inc.
  -----------------------------------------------
                (Name of Issuer)

                  Common Stock
  -----------------------------------------------
         (Title of Class of Securities)

                   457923100
  -----------------------------------------------
                (CUSIP Number)



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 pages
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CUSIP No. 457923100                   13G                 Page 2 of 4 Pages

------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Cadence Design Systems, Inc.
------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)   / /
                                                            (b)   / /
------------------------------------------------------------------------------
   3    SEC USE ONLY

------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware corporation
------------------------------------------------------------------------------
                 5  SOLE VOTING POWER

                    2,759,000
                 -------------------------------------------------------------
                 6  SHARED VOTING POWER
   NUMBER OF
     SHARES      -------------------------------------------------------------
  BENEFICIALLY   7  SOLE DISPOSITIVE POWER
 OWNED BY EACH
   REPORTING        2,759,000
  PERSON WITH    -------------------------------------------------------------
                 8  SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,759,000
------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*

------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        36.7%
------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        C0 (Corporation)
------------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           Page 2 of 4 pages
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ITEM 1.

     (a)     Name of Issuer:   Integrated Measurement Systems, Inc.

     (b) Address of Issuer's Principal Executive Offices: 9525 South West Gemini Drive, Beaverton, Oregon 97008.


ITEM 2.

     (a)     Name of Person Filing:  Cadence Design Systems, Inc.

     (b)     Address of Principal Business Office or, if None, Residence:
             555 River Oaks Parkway, San Jose, CA  95134.

     (c)     Citizenship:  Delaware corporation

     (d)     Title of Class of Securities:  Common Stock

     (e)     CUSIP Number:  457923100


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

     (a)     / /    Broker or dealer registered under Section 15 of the Act,

     (b)     / /    Bank as defined in Section 3(a)(6) of the Act,

     (c)     / /    Insurance Company as defined in Section 3(a)(19) of the
                    Act,

     (d)     / /    Investment Company registered under Section 8 of the
                    Investment Company Act,

     (e)     / /    Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940,

     (f)     / /    Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                    1974 or Endowment Fund; SEE 13d-1(b)(1)(ii)(F),

     (g)     / /    Parent Holding Company, in accordance with Rule
                    13d-1(b)(ii)(G); SEE Item 7,

     (h)     / /    Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


ITEM 4.      OWNERSHIP

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)     Amount Beneficially Owned:  2,759,000 as of 12/31/97

     (b)     Percent of Class:   36.7%

     (c)     Number of shares as to which such person has:


                           Page 3 of 4 pages
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         (i)   sole power to vote or to direct the vote: 2,759,000
        (ii)   shared power to vote or to direct the vote:
       (iii)   sole power to dispose or to direct the disposition of: 2,759,000
        (iv)   shared power to dispose or to direct the disposition of:

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             Not Applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

             Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

             Not Applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             Not Applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

             Not Applicable.

ITEM 10.     CERTIFICATION

             Not Applicable.


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                               March 10, 1998
                              -------------------------------------------------
                              Date


                              CADENCE DESIGN SYSTEMS, INC.


                               /s/ R.L. Smith McKeithen
                         BY:  -------------------------------------------------
                              R.L. Smith McKeithen
                              Vice President and General Counsel


                           Page 4 of 4 pages